March 17, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 USA

Attention:  Caroline Kim

Dear Ms. Kim:

Re:           Crosshair Exploration & Mining Corp.

Annual Report on Form 20-F for the Fiscal Year Ended April 30, 2010

Filed July 30, 2010

Report on Form 6-K

Filed January 25, 2011

File No. 1-33439

Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) is responding to your letter dated March 7, 2011, relating to the above-referenced filing (the “Filing”).  The comments contained in that letter and Crosshair’s responses are set forth below.

In providing the responses below, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 20-F FOR THE FISCAL YEAR ENDED APRIL 30, 2010

Operating and Financial Review and Prospects, Page 38

General

SEC COMMENT:

1.	We note your response to prior comment 1 from our letter dated February 4, 2011. However, we also note that your impairment/write-off of mineral properties was

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$14,000,000 for fiscal year 2009, compared to $229,796 for 2010. You state on page 16 that in 2010, you dropped a total of 684 and 1,638 claims from the CMB project and joint venture, respectively. In your prior Form 20-F, you disclose that in 2009, you dropped a total of 80 and 672 claims, respectively. Clarify the extent of the dropped CMB claims that were not part of the $14,000,000 impairment charge and why the dropped CMB claims that were not part of the $14,000,000 impairment charge and why the dropped claims in 2010 did not result in an additional impairment charge for 2010.

CROSSHAIR’S RESPONSE:

The Company abandoned 684 out of 1638 of CMB and CMB-JV projects claims during fiscal year ended April 30, 2010.  The decision to abandon these claims was made in orders to reduce the size of the exploration area to claims that are most promising and represent the biggest upside potential.  The abandoned claims did not represent any significant value for the Company so their abandonment did not reduce the value of project and consequently there was no impairment of the carrying value of costs relating to these projects.  The Company intends to continue with exploration programs on the remaining CMB and CMB-JV claims in fiscal year 2011 and in the future years and the Company has sufficient funds to conduct additional exploration work, so additional value will be created.  Market capitalization of the Company as of April 30, 2010 and presently is much higher than the value of the Deferred Mineral Costs and the Company’s net book value, which further indicates that no impairment of mineral property costs existed on April 30, 2010.

Overview, page 38

SEC COMMENT:

2.	Expand on your proposed disclosure to explain or describe the “certain conditions and events” that you reference.

CROSSHAIR’S RESPONSE:

The Company proposes to include the following in the amended Form 20-F:

For fiscal year ended April 30, 2010 the Company reported a net loss of $2,321,078 or $0.02 per common share, compared with a net loss of $20,724,237 or $0.22 per common share for the prior fiscal year. As at April 30, 2010, the Company had an accumulated deficit of $53,694,636. While figures have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption. In particular, the Company’s ability to continue as a going concern is dependent upon the following conditions and events: its ability to obtain additional funding from loans or equity financings or through

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other arrangements, favourable market value for the Company’s investment, the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims and upon future profitable production. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

Operating Results, page 39

SEC COMMENT:

3.	We re-issue prior comment 3 from our letter dated February 4, 2011. Please revise your disclosure to quantify how each factor contributed to the material change.

CROSSHAIR’S RESPONSE:

The Company proposes to include the following in the amended Form 20-F:

Results of Operations for the fiscal year ended April 30, 2010 compared to the fiscal year ended April 30, 2009

For fiscal year ended April 30, 2010 the Company reported a net loss of $2,321,078 or $0.02 per common share, compared with a net loss of $20,724,237 or $0.22 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2010 increased to 118,114,045 from 93,584,687 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•           Exercise of stock options (25,000 common shares) in the 3rd quarter of fiscal 2010

•           Various financings (12,100,000 common shares) completed in the 3rd quarter of fiscal 2010

•           Settlement of vendor debt (350,000 common shares) in the 3rd quarter of fiscal 2010

•           Financing (6,818,180 common shares) competed in the 4th quarter of fiscal 2010

The net loss for the fiscal year ended April 30 2010 decreased 89% from the prior period. The decline resulted from a 105% decrease in losses on marketable securities, a 98% decrease in impairment of mineral properties, a 68% decrease in stock based compensation expense, and a 43% decrease in the general and administrative expenses of the Company.

During fiscal 2010 the Company took certain steps to continue its operations under unfavourable economic conditions. One of these steps was a reduction in general and administrative expenses, in particular office and administrative, audit and accounting, consulting, and investor relations. An additional measure undertaken by the Company was to reduce the number of staff on hand in order to reduce wages and salaries, and travel expenses. This corporate downsizing led also to the decrease in stock based compensation expense resulting in certain stock options being cancelled and fewer stock options being granted and vested during the fiscal year of 2010.

Reflecting the improving securities market, the decrease in losses on marketable securities was mainly due to the increase in carrying value of the Company’s investment recorded at fair market value.

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The significant decline in the impairment of mineral properties was attributable to the $14,000,000 non-cash impairment charge on the Company’s uranium interest in the Central Mineral Belt of Labrador recorded in 2009 compared to the $229,796 charge on the Company’s Sinbad project recorded in 2010.

The changes in the following items have also had a material effect on reported net loss and the Company’s operations for the period:

Wages and salaries decreased in 2010 by 52% from 2009 due primarily to staff level reductions in an effort to reduce overall expenditures throughout the Company.

Audit and accounting expenses decreased by 23%, when compared to fiscal 2009 due to the fact that the Company’s auditors were not required to audit the Company’s internal controls under SOX 404(b), as was the case in fiscal 2009.

Investor relations expenditures decreased by 56% from fiscal 2009 due to reducing investor relations activities.

Legal expenditures increased by 29% over fiscal 2009 as a result of fees directly associated with the litigation with Universal.

Office and administrative expenses decreased by 45% due to the overall reduction in office activities related to corporate downsizing.

Results of Operations for the fiscal year ended April 30, 2009 compared to the fiscal year ended April 30, 2008

For fiscal year ended April 30, 2009, the Company reported a net loss of $20,724,237 or $0.22 per common share, compared with a net loss of $12,933,204 or $0.18 per common share for the prior fiscal year.   The weighted average number of common shares for fiscal 2009 increased to 93,584,687 from 72,997,081 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following property acquisitions:

•           CMB JV (10,000,000 shares) from Universal in the 1st quarter of fiscal 2009

•	Target (holder of an interest in the Bootheel Project) (14,633,488 shares) in the 4th quarter of fiscal 2009

•           Golden Promise from Paragon (2,655,000 shares) in the 4th quarter of 2009

Additionally, the 11,575,000 shares issued in regards to the bought deal financing that was completed during the fourth quarter of fiscal 2008 were outstanding for all of fiscal 2009.

The net loss for fiscal 2009 increased 60% from the prior period. The increase resulted from a 98% increase in impairment of mineral properties, partially offset by a 53% decrease in stock based compensation expense, 38% decrease in losses on marketable securities, and a 9% decrease in general and administrative expenses of the Company.

In fiscal 2009, in order to continue its operations in increasingly unfavourable economic conditions the Company initiated a cash conservation program in an effort to reduce overall expenses, in particular office and administrative, management fees, consulting, investor relations, and travel. Workforce reduction led to a slight increase in wages and salaries expenses due to severances paid out to terminated employees. The corporate downsizing also led to the decrease in stock based compensation expense resulting from certain stock options being cancelled and fewer stock options being granted and vested during fiscal 2009.

Reflecting the conservative investment strategies employed by the Company in 2009, the decrease in losses on marketable securities was mainly due to the increase in carrying value of the Company’s investment recorded at fair market value.

The significant increase in the impairment of mineral properties was attributable to the $14,000,000 non-cash impairment charge on the Company’s uranium interest in the Central Mineral Belt of Labrador recorded in 2009 compared to the $247,704 charge associated with Moran Lake mineral property cleanup costs recorded in 2008.

Fiscal 2009 includes the operations and activities of Target for the month of April 2009 as a result of the closing of the plan of arrangement on March 31, 2009.  The financial impact of the single month is not considered material to the following discussion.

The changes in the following items have also had a material effect on reported net loss and the Company’s operations for the period:

Audit and accounting expenditures increased by 67% over fiscal 2008 primarily as a result of the audit requirements related to compliance with the Sarbanes Oxley 404 legislation.

Investor relations expenditures decreased by 63% from fiscal 2008 due to the implementation of the cash conservation program significantly reducing investor and public relations activities.

Legal expenditures increased by 76% over fiscal 2008.  Approximately 32% was a direct result of fees being expensed that were previously deferred due to the termination of the proposed Gemini spin-out transaction and another 25% was from additional fees associated with compliance with the Sarbanes Oxley 404 legislation.

Office and administrative expenses decreased by 47% as was to be expected as a result of the cash conservation program implemented during fiscal 2009.

Engineering Comment

Form 6-K, filed January 25, 2011

SEC COMMENT:

9.
We have reviewed your proposed disclosure and only have concerns regarding the materials disclosed that are less than your economic cutoff grade of 0.15% V2O5. Mineral resources must have reasonable prospects for economic extraction and may be delimited using an economically based cutoff grade to segregate resources from just mineralization. Based on the information you have provided, your economic cutoff enables you to distinguish materials that can at least cover your operating costs from those materials that will not. The resource cutoffs and the associated tonnages & grades that are less than 0.15% V2O5 do not appear to do this. Please remove all resource estimates, which are less than your economic cutoff from your proposed disclosure.

CROSSHAIR’S RESPONSE:

The Company has amended the Form 6K to include the disclosure included in its February 22, 2011 response letter, with the requested change to remove all disclosure in the Form 6K about materials that are less than its economic cutoff grade of 0.15% V2O5. The Company has filed the amended Form 6K today prior to the submission of this response letter.

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Crosshair welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience.  If you wish to discuss any of these points please contact Olen Aasen, Executive VP & General Counsel of EGM at (604) 681-8030 ext. 242. If these amendments are acceptable please advise and we will attend to filing the amended Form 20-F and amended Form 6-K.

Yours very truly,

CROSSHAIR EXPLORATION & MINING CORP.

“Sonya Atwal”

Sonya Atwal

Chief Financial Officer

/OJA

encl.

cc:           Crosshair Exploration & Mining Corp.

Attn:           Stewart Wallis, President & CEO

Sheila Paine, Corporate Secretary

Mark Morabito, Chairman

EGM Exploration Group Management Corp.

Attn:           Olen Aasen, Executive VP & General Counsel